August 14, 2014

VIA EDGAR

United States Securities and Exchange Commission
The Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549-3561
Attn:    Caroline Kim

Re:	Diamondback Energy, Inc. Registration Statement on Form S-4 Filed March 14, 2014 File No. 333-194567
Ladies and Gentlemen:
Set forth below is the response of Diamondback Energy, Inc., a Delaware corporation (the “Company”), to the comment letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated April 10, 2014 with respect to the Registration Statement on Form S-4 filed by the Company with the Commission on March 14, 2014 (the “Initial Registration Statement”). Enclosed is a copy of Amendment No. 1 to the Registration Statement (the “Amendment” and together with the Initial Registration Statement, the “Registration Statement”). The Amendment has been marked to indicate changes from the Initial Registration Statement.
For your convenience, we have set forth below the Staff’s comment followed by the Company’s response.
Registration Statement on Form S-4
General

1.
Item 19 of Form S-4 identifies certain information to be provided in an exchange offer. Because the Form 10-K in turn incorporates by reference to your definitive proxy statement, which you have not yet filed, please either provide in the Form S-4 all the information Item 19 requires you to disclose, or file the definitive proxy statement to include that information. See Item 19(c) of Form S-4. Although it refers to Form S-3, note the discussion provided at Compliance and Disclosure Interpretations, Securities Act Forms, Question 123.01 at http://sec.gov/divisions/corpfin/guidance/safinterp.htm.

Response: In response to the Staff’s comment, the Company filed its definitive proxy statement on Schedule 14A on April 30, 2014 and incorporated by reference into the Amendment the information that was specifically incorporated by reference into the

500 West Texas, Suite 1200, Midland, Texas, tel. (432) 221-7400/diamondbackenergy.com

United States Securities and Exchange Commission
August 14, 2014

Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2013 from its definitive proxy statement.
Information Incorporated by Reference, page ii

2.
Update the disclosure in this section to list all Exchange Act filings made after the filing of the initial registration statement but before the effectiveness of the registration statement. Please refer to Compliance and Disclosure Interpretations, Securities Act Forms, Question 123.05.

Response: In response to the Staff’s comment, the Company updated its disclosure in the section entitled “Information Incorporated By Reference” to include, among other documents, all Exchange Act filings made after the filing of the Initial Registration Statement and before the effectiveness of the Registration Statement. Such updates appear on page ii of the Amendment.
The Company acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions with respect to the foregoing, please do not hesitate to call me at (405) 463-6900 or Seth R. Molay, P.C. of Akin Gump Strauss Hauer & Feld LLP at (214) 969-4780.

United States Securities and Exchange Commission
August 14, 2014

Sincerely,
/s/ Teresa L. Dick
Teresa L. Dick
Chief Financial Officer and
Senior Vice President
cc:    Seth R. Molay, P.C.
    Akin Gump Strauss Hauer & Feld LLP